July 29, 2020

Mark Cowan

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: AdvisorOne Funds: File Nos. 333-20635 and 811-08037

Dear Mr. Cowan:

On July 20, 2020, AdvisorOne Funds (the “Registrant”) filed a Preliminary Proxy Statement pursuant to Section 14(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) (the “Proxy”). On July 28, 2020, you provided verbal comments on the Proxy to Krisztina Nadasdy who received those comments on behalf of the Registrant. Please find below a list of those comments and the Registrant's responses as requested, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Terms used and not defined herein shall have the meanings assigned to them in the Proxy.

Questions and Answers

1.	Comment: In the answer to the following question, please consider adding more detail about what happens in the event the advisory agreement is not approved, and the proposal does not take effect: Q: What will happen if there are not enough votes to have the Meeting or the new advisory agreement is not approved?

Response: The Registrant has updated the answer to the question as follows:

A: If we have not received sufficient votes to have a quorum at the special meeting or have not received enough votes to approve the new advisory agreement for one of more Fund, we may adjourn the special meeting to a later date so we can continue to seek more votes. Further, if shareholders ultimately do not approve the advisory agreement, the Board of Trustees would consider other options, including engaging a different adviser or liquidation of the Funds.

2.	Comment: Consider adding a Q&A regarding a shareholder’s ability to revoke his/her proxy, and the process for doing do.

Response: The Registrant notes that information regarding a shareholder’s ability to revoke his/her proxy and the process for doing so is included in the Proxy under the

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section “OTHER INFORMATION – Voting and Proxy Procedures.” The Registrant has drafted the Q&A so that it is concise, easily understood and accessible to the average shareholder. As such, the Registrant respectfully declines the request to add information regarding a shareholder’s ability to revoke his/her proxy to the “Questions and Answers” section of the Proxy.

Proxy Statement

3.	Comment: In future filings, preliminary proxy materials should clearly be marked as “preliminary copies” pursuant to Rule 14a-6(e) of the Exchange Act.

Response: The Registrant will endeavor to mark any future preliminary proxy materials as “preliminary copies.”

4.	Comment: In the proposal table, under Proposal 1, please remove the following sentence: No changes are proposed with respect to any Fund’s investment strategy, risks, investment objective, or advisory fees.

Response: The Registrant has removed the referenced language from the proposal table as requested.

5.	Comment: Please confirm that all information required by Schedule 14A, Items 22(c)(2)-(5) is disclosed in the Proxy.

Response: The Registrant confirms that the information required by Schedule 14A, Items 22(c)(2)-(5) is disclosed in the Proxy, as applicable, including the following revision to the last paragraph under “Information Concerning CLS:”

CLS is a wholly owned subsidiary of Orion, located at 17605 Wright Street, Omaha, Nebraska 68130. Orion is a wholly owned subsidiary of NorthStar Financial Services Group, LLC (“NorthStar”), and NorthStar is a direct subsidiary of NorthStar Topco, LLC (“Topco”).  Each of Orion, NorthStar, and Topco are located at 17605 Wright Street, Omaha, NE, 68130. Topco is majority controlled by an investment entity managed and controlled by TA, which is located at 200 Clarendon Street, 56th Floor, Boston, MA 02116.

6.	Comment: In the section entitled The Advisory Agreement, at the end of the first paragraph, please clarify which shareholder approval the following sentence is referring to: The Current Advisory Agreement was submitted to shareholders for approval due to a change of control of CLS.

Response: The Registrant has revised the referenced sentence as follows:

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The Current Advisory Agreement was submitted to shareholders for approval at the April 2, 2015 meeting due to a change of control of CLS.

7.	Comment: In the section entitled The Advisory Agreement, please disclose the information required by Item 22(c)(10) of Schedule 14A, if applicable.

Response: The Registrant confirms that Item 22(c)(10) of Schedule 14A is not applicable.

8.	Comment: Under the section Information Concerning CLS, please indicate if any of the positions listed in the table will change after the closing of the Transaction.

Response: The Registrant has added the following sentence to the referenced section: Upon closing of the Transaction, Noreen Beaman will be named President of CLS. As of the date of this Proxy, CLS has not finalized any additional changes to its leadership positions.

9.	Comment: Under the section OTHER INFORMATION – Voting and Proxy Procedures, please indicate how proxies will be treated that are signed, but do not have a specific shareholder direction.

Response: The Registrant has added the following sentence to the first paragraph in the referenced section:

If no specification is made on an executed proxy card, it will be voted FOR the matters specified on the proxy card.

10.	Comment: The approval of an advisory agreement is a non-routine proposal per NYSE Rule 452. If a beneficial owner does not give instructions to its broker as to how to vote on such proposal, the broker does not have discretionary authority to vote on the proposal, nor does the broker have the authority to deliver a proxy. Please remove disclosure in this filing stating that broker non-votes will be treated as a vote against the proposal or will be counted for purposes of determining a quorum.

Response: Although we do not agree with the analysis presented in the comment, the number of shares held through brokerage accounts is inconsequential to this proxy solicitation, and therefore, the Registrant has agreed to make the requested changes.

11.	Comment: In light of Comment 10, please revise the following sentence to reflect that broker non-notes will not be treated as a vote against the proposal: Treating broker non-votes as votes against a proposal can have the effect of causing shareholders who

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choose not to participate in the proxy vote to prevail over shareholders who cast votes or provide voting instructions to their brokers or nominees.

Response: For the reasons described in the response to Comment 11 above, the Registrant has made the requested changes.

12.	Comment: Please send a “form of” proxy card for review.

Response: The Registrant has provided a “form of” proxy card, supplementally.

* * * * *

Should you have any questions concerning this response, please contact me at 614-469-3265.

Sincerely,

/s/JoAnn M. Strasser

JoAnn M. Strasser